

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2022

Sandra Gardiner
Chief Financial Officer, Executive Vice President and Treasurer
Pulse Biosciences, Inc.
3957 Point Eden Way
Hayward, California 94545

      Re: Pulse Biosciences, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed March 31, 2022
           File No. 001-37744

Dear Ms. Gardiner:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences